Mail Stop 4561

December 12, 2008

By U.S. Mail and Facsimile to: (561) 367-6225

Mr. Gideon D. Taylor
Chairman and Chief Executive Officer
Willing Holding, Inc.
3 Centerview Drive
Greensboro, NC 27407

>   **Re: Willing Holding, Inc.**
>   **Form 10**
>   **Filed November 12, 2008**
>   **File No. 000-53496**

Dear Mr. Taylor:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10 filed November 12, 2008

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Special Note Regarding Forward-Looking Statements, page iii

2.   Since Willing Holding, Inc. (Willing Holding") is not yet a reporting company, it does not qualify for the safe harbor, and the Form 10 does not include "forward looking statements" within the meaning of Section 21E of the Securities Exchange Act. Please revise here and in Item 2.

Item 1. Business.
History of the Business, page 4

3.   Please provide additional information regarding the business activities of Willing Holding prior to its acquisition of New World Mortgage, Inc. ("New World") on April 15, 2008. Please provide information regarding the history, business development and activities of new world prior to the acquisition. Refer to Item 101(h) of Regulation S-K.

Acquisition Strategy, page 7

4.   Please describe more fully the sources of funds that Willing Holding intends to use to provide the financing necessary for the acquisitions described in its revised business strategy.

Marketing, page 7

5.   Please clarify how the sales group will market directly to existing customers when Willing Holding and New World intend to enter into an entirely new business segment.

Item 1A. Risk Factors
General

6.   Several of your risk factors make statements that "there can be no assurances" that a given event might happen. Revise your risk factors to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

7.   In the preamble you refer to other risks than the ones described in Risk Factors. Either eliminate this language, or expand it into a separate risk factor.

We incurred an operating loss…, page 12

8.   Please clarify the amount of Willing Holding's operating loss for the six months ended June 30, 2008.

There are restrictions on the transfer of shares…, page 20

9.   Please include other factors that may restrict the transfer of Willing Holding's shares, including whether or not Willing Holding is a "shell company" in accordance with 12 C.F.R. § 240.12b-2.

If our common stock becomes subject, page 21

10.   Please revise this risk factor to reflect that your stock is subject to the penny stock rules, or advise.

Item 2. Financial Information, page 22
Management's Discussion and Analysis of Financial Condition and Results of Operations

11.   Please indicate whether legal proceedings involving New World have impacted its revenues, expenses and net loss in the applicable periods.

Liquidity and Capital Resources, page 27

12.   Please describe more fully how Willing Holding and New World intend to satisfy their liquidity needs on both a long-term and short-term basis. Refer to Instruction 5 of Item 303(a) of Regulation S-K.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 30

13.   Please provide updated information for Mr. DeLucia's address.

Item 8. Legal Proceedings, page 38

14.   In the fourth paragraph of Item 8, please clarify whether Willing Holding and/or New World are not currently subject to any other material "litigation" or any other material "legal proceeding." Refer to Item 103 of Regulation S-K.

Item 13. Financial Statements and Supplementary Data

New World Mortgage, Inc.
Report of Independent Registered Accounting Firm, page F-2

15.   Please advise your independent accountants to revise their audit report to include the city
        and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

Note 1- Organization and Line of Business
Loans Held for Resale, page F-8

16.   Please revise to disclose how loans held for resale are reported on your consolidated
        balance sheets (i.e. lower of cost or fair value, etc.).

Recent Accounting Pronouncements, page F-9

17.   We note your disclosures regarding the effective dates of SFAS 141(R), SFAS 160,
        SFAS 159, SFAS 157 and FIN 48. We also note your disclosures regarding your
        intended adoption dates of these standards. In each case, it appears that you intend to
        adopt these standards later than their effective dates. For example, you disclose that
        SFAS 157 is effective for financial statements issued for fiscal years beginning after
        November 15, 2007 (i.e. January 1, 2008), yet you intend to adopt the standard in the first
        quarter of fiscal 2009. Please tell us why you believe it is appropriate to adopt these
        standards later than their effective dates.

Willing Holding, Inc.
General

18.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

19.   Please revise to include a complete set of audited financial statements for the last two
        fiscal years and the related audit report.   Refer to Rule 8-02 of Regulation S-X.

Note 1- Organization and Significant Accounting Policies
Comprehensive Loss, page F-18

20.   We note your disclosure that you have recognized an unrealized loss of $70,000 on the
        drop in market value of a publicly traded security. Please tell us and revise to disclose
        how you concluded the unrealized loss on this investment was not-other-than-temporary
        at June 30, 2008, given the seventy percent decline in its fair value below cost. Refer to
        paragraph 17 of FSP115-1/124-1.

Note 2- Goodwill, page F-19

21.   Please tell us how you determined the acquisition of New World should not be accounted
        for as a reverse acquisition, resulting in the prior owner of New World having control of
        the combined enterprise after the transaction. In this regard, provide us with a summary
        of Willing Holding's common share transactions (including the number of shares issued
        and to whom they were issued) that occurred prior to and after the acquisition. Refer to
        paragraph 17 of SFAS 141.

22.   If you determine the acquisition of New World should be accounted for as a reverse
        acquisition, please revise your financial statements to make the following adjustments
        and disclosures:

        •   Reverse the historical cost of Willing's assets and liabilities;

        •   Record the fair value of Willing's assets and liabilities acquired by New World based
            on the fair market value of Willing's total issued and outstanding common shares
            prior to the exchange of shares;

        •   Reverse New World's par value equity to reflect the number of common shares of
            Willing, including the number of shares issued to effect the reverse acquisition;

        •   Reflect the issuance of Willing's common shares per the terms of the transaction;

        •   Eliminate Willing's APIC and Retained Earnings;

        •   Charge any residual difference to APIC;

        •   Revise the comparative historical financial statements presented (12/31/2007 and
            12/31/2006) to include those of New World (not Willing) and recast the per share
            activity in the stockholders' equity section as if there had been a stock split;

        •   Add footnotes to clarify the legal and accounting form of the transaction, explain that
            the historical financial statements are a continuation of New World and explain that

the capital structure of the consolidated enterprise is different from that appearing in the historical financial statements of New World in earlier periods due to reverse acquisition accounting; and

- Advise your independent accountants to revise their audit report accordingly.

23.   Should you continue to believe that Willing Holding is the accounting acquirer in the aforementioned acquisition transaction, tell us why you believe the recording of $790 million of goodwill is appropriate in light of the business purpose of the transaction (i.e. to leverage resources and staff to enter into the telecommunications industry). Additionally, tell us why the goodwill was not subject to any impairment, given your disclosure on page 12 that your revenues and operating results are difficult to forecast and your projected growth is completely dependent upon your ability to complete planned entry into the telecommunications industry. Please disregard this comment if you conclude the transaction is a reverse acquisition of Willing by New World as noted in Comment No. 21.

24.   If applicable, please revise to include all of the disclosures required by paragraphs 51-52 of SFAS 141 as they relate to the aforementioned acquisition transaction.

Pro Forma Financial Statements, page F-22

25.   Depending on how you respond to our comments No. 22-23, there might be a need to revise or exclude the pro forma financial statements. If you continue to believe the pro formas should be included, please ensure that they comply with all of the requirements of Article 11 of Regulation S-X. These requirements include providing an introductory paragraph that explains each transaction for which the pro forma effects are presented, the entities involved, the periods presented, and an explanation of what the pro forma presentation shows. Additionally, the pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved. We may have additional comments upon receipt and review of your response and revisions.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: Bruce C. Rosetto, Esq.
        Greenberg Traurig, PA
        5100 Town Ceneter Circle, Suite 400
        Boca Raton, FL 33486